Exhibit 21.1

List of Principal Subsidiaries and Affiliated Entities

Subsidiaries	Place of Incorporation
Hundreds of Mountains Limited	BVI
Witty Digital Technology Limited	Hong Kong
Beijing Liangzizhige Technology Co., Ltd.	PRC

Affiliated Entities	Place of Incorporation
Feierlai (Beijing) Technology Co., Ltd.	PRC
Beijing Shijiwanhe Information Consultancy Co., Ltd.	PRC
Beijing Denggaoerge Network Technology Co., Ltd.	PRC